Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Q1 Revenues Up 26% to $19M;
Operating Profit Up 37% to $4.8M

KFAR SAVA, Israel, April 24, 2014 - Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2014.

Silicom’s revenues for the first quarter of 2014 were $19.0 million, a 26% increase compared with $15.0 million in the first quarter of 2013.

On a GAAP basis, operating income for the quarter increased by 39% to $4.6 million, compared with $3.3 million, in the first quarter of 2013. Net income increased by 30% to $4.0 million, or $0.55 per diluted ordinary share ($0.56 per basic share), compared with $3.1 million, or $0.43 per diluted ordinary share ($0.44 per basic share), in the first quarter of 2013.

On a non-GAAP basis, operating income for the quarter increased by 37% to $4.8 million, compared with $3.5 million, for the first quarter of 2013. Net income increased by 28% to $4.2 million, or $0.57 per diluted ordinary share ($0.58 per basic share), compared with $3.3 million, or $0.46 per diluted and basic share, for the first quarter of 2013.

Comments of Management

Commenting on the results, Mr. Shaike Orbach, Silicom’s President and CEO, said, “We are very pleased to report another quarter of solid growth and strategic progress in line with our long-term plan for the Company’s future development. During the quarter, all of our existing revenue streams continued to deliver as planned, reflecting steady shipments made to many of our over 90+ OEM customers.

“In addition, we were very excited to launch the first offering of our new SmartSilc VHIO product line, a family of totally unique solutions that we have planned for the growing virtualized data center market segment. Incorporating the advanced patent-pending technology that we acquired last October, the first SmartSilc VHIO product is an OpenStack-supporting offload solution that enables more VMs to fit onto each cluster, helping data centers boost network performance while reducing power consumption, space and cost. Discussions currently underway with key virtualized market players give us confidence regarding the potential for SmartSilc VHIO to develop into an important new revenue stream over time.”

Mr. Orbach concluded, “In addition, we have recently distributed our second yearly dividend in line with a policy aimed at sharing our success more directly with our shareholders. We are confident that the combination of a strong existing platform and exciting new products for fast-growing markets will enable us to continue creating shareholder value over the long-term.”

Conference Call Details

Silicom’s Management will host an interactive conference today, April 24th, at 9:00am Eastern Time (6:00am Pacific Time, 16:00 Israel Time). On the call, management will review and discuss the results, and will also be available to answer investors’ questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800 917 5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 16:00 Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees, as well as amortization of intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	March 31,	December 31,
	2014	2013

Assets

Current assets
Cash and cash equivalents	$15,663	$12,997
Short-term bank deposits	-	3,000
Marketable securities	18,320	14,871
Accounts receivables: Trade, net	16,020	14,866
Accounts receivables: Other	2,581	2,460
Inventories	30,188	28,778
Deferred tax assets	432	274
Total current assets	83,204	77,246

Marketable securities	20,912	24,370
Assets held for employees’ severance benefits	1,537	1,543
Deferred tax assets	363	439
Property, plant and equipment, net	1,906	1,479
Intangible assets, net	164	180

Total assets	$108,086	$105,257

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$4,846	$6,814
Other accounts payable and accrued expenses	4,930	5,134
Total current liabilities	9,776	11,948

Liability for employees’ severance benefits	2,643	2,618

Total liabilities	12,419	14,566

Shareholders' equity
Ordinary shares and additional paid-in capital	39,575	38,647
Treasury shares	(38)	(38)
Retained earnings	56,130	52,082
Total Shareholders' equity	95,667	90,691

Total liabilities and shareholders' equity	$108,086	$105,257

Silicom Ltd. Consolidated Statements of Operations (US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2014	2013
Sales	$19,004	$15,030
Cost of sales	11,266	9,001
Gross profit	7,738	6,029

Research and development expenses	1,458	1,244
Selling and marketing expenses	980	849
General and administrative expenses	666	614
Total operating expenses	3,104	2,707

Operating income	4,634	3,322

Financial income, net	105	118
Income before income taxes	4,739	3,440
Income taxes	691	337
Net income	$4,048	$3,103

Basic income per ordinary share (US$)	$0.56	$0.44

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,176	7,063

Diluted income per ordinary share (US$)	$0.55	$0.43

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,343	7,166

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2014	2013

GAAP gross profit	$7,738	$6,029
(1) Share-based compensation (*)	24	25
Non-GAAP gross profit	$7,762	$6,054

GAAP operating income	$4,634	$3,322
(1) Share-based compensation (*)	128	165
(2) Amortization of intangible assets	17	-
Non-GAAP operating income	$4,779	$3,487

GAAP net income	$4,048	$3,103
(1) Share-based compensation (*)	128	165
(2) Amortization of intangible assets	17	-
Non-GAAP net income	$4,193	$3,268

GAAP basic income per ordinary share (US$)	$0.56	$0.44
(1) Share-based compensation (*)	0.02	0.02
(2) Amortization of intangible assets	-	-

Non-GAAP basic income per ordinary share (US$)	$0.58	$0.46

GAAP diluted income per ordinary share (US$)	$0.55	$0.43
(1) Share-based compensation (*)	0.02	0.03
(2) Amortization of intangible assets	-	-

Non-GAAP diluted income per ordinary share (US$)	$0.57	$0.46

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))